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                 UNITED STATES                               OMB APPROVAL
                                                         --------------------
      SECURITIES AND EXCHANGE COMMISSION              OMB NUMBER:      3235-0058
            WASHINGTON, D.C. 20549                    Expires:  January 31, 2002
                                                      Estimated average burden
                                                      hours per  response...2.50

                    FORM 12b-25                               SEC FILE NUMBER
           NOTIFICATION OF LATE FILING

                  AMENDMENT NO. 1


(CHECK ONE): |x| Form 10-K     |_| Form 20-F     |_| Form 11-K     CUSIP NUMBER
             |_| Form 10-Q     |_| Form N-SAR

         For Period Ended:     JUNE 30, 2000
                           -----------------
         [    ]   Transition Report on Form 10-K
         [    ]   Transition Report on Form 20-F
         [    ]   Transition Report on Form 11-K
         [    ]   Transition Report on Form 10-Q
         [    ]   Transition Report on Form N-SAR
                  For the Transition Period Ended:
                                                -------------------------------

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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
 NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION




NETSOL INTERNATIONAL, INC.
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Full Name of Registrant
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Former Name if Applicable

24025 PARK SORRENTO, SUITE 220
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Address of Principal Executive Office (Street and Number)

CALABASAS, CA  91302
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following
   |x| the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

          THIS AMENDMENT NUMBER 1 TO THE NOTIFICATION OF LATE FILING ON FORM 12b-25 IS BEING FILED TO ADD THE EXHIBIT DESCRIBED BELOW TO THE NOTIFICATION OF LATE FILING ON FORM 12b-25 THAT WAS PREVIOUSLY FILED BY NETSOL INTERNATIONAL, INC. WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 28, 2000 (THE "NOTIFICATION").

          NETSOL INTERNATIONAL, INC. HEREBY AMENDS PART III - NARRATIVE OF THE NOTIFICATION TO ADD THE FOLLOWING:

                        "SEE EXHIBIT A ATTACHED HERETO."

          NETSOL INTERNATIONAL, INC. HEREBY AMENDS THE NOTIFICATION TO ADD THE EXHIBIT ATTACHED HERETO AS EXHIBIT A TO THE NOTIFICATION AS EXHIBIT A THERETO.

(Attach extra sheets if needed)         POTENTIAL PERSONS WHO ARE TO RESPOND TO
                                        THE COLLECTION OF INFORMATION CONTAINED
                                        IN THIS FORM ARE NOT REQUIRED TO RESPOND
                                        UNLESS THE FORM DISPLAYS A CURRENTLY
                                        VALID OMB CONTROL NUMBER

SEC 1344 (2/99)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this amendment to the Notification.

     Najeeb Ghauri                        (818)                222-9195
 ------------------------------------------------------------------------------
     (Name)                             (Area Code)        (Telephone Number)
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |x|Yes |_| No

------------------------------------------------------------------------------


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |x| No
          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
-------------------------------------------------------------------------------


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                           NETSOL INTERNATIONAL, INC.
-------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    11/10/2000       By:                           /s/ NAJEEB GHAURI
        ---------------                     -----------------------------------
                                                     Najeeb Ghauri, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

 ------------------------------------------------------------------------------

 INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
 ------------------------------------------------------------------------------

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).


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

                                    EXHIBIT A

                           STONEFIELD JOSEPHSON, INC.
                          CERTIFIED PUBLIC ACCOUNTANTS
                          BUSINESS & PERSONAL ADVISORS
                       Member of The Leading Edge Alliance

November 10, 2000



United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, Mail Stop 4-5
Washington D.C.,  20549-0405

Ladies and Gentlemen:

An extension for the filing of the Form 10-KSB for Netsol International, Inc. and Subsidiaries for the year ended June 30, 2000 was filed because extra effort and time was required to verify financial information provided by certain international subsidiaries, as many subsidiaries were acquired within the fiscal year.

Very truly yours,

/s/  Stonefield Josephson, Inc.

Stonefield Josephson, Inc.

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
------------------------------------     -------------------------------      -----------------------------------
1620  26th  Street, Suite 400 South      One Post Street, Suite 3300 San      2121 N.California Blvd., Suite 900
Santa Monica, CA  90404-4041 310         Francisco, CA  94104-9572 415        Walnut Creek, CA 94596-7306
453-9400  FAX310 453-1187                981-9400 FAX415 391-2310             925 938-9400 FAX925 930-0107
------------------------------------     -------------------------------      -----------------------------------

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                              WWW.SJACCOUNTING.COM


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